May 13, 2010

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-0102

Re:	57th Street General Acquisition Corporation Registration Statement on Form S-1 File No. 333-163134

Ladies and Gentlemen:

On May 11, 2010, Morgan Joseph & Co. Inc., as representative of the underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Washington D.C. time, on May 13, 2010, or as soon thereafter as practicable.  We hereby withdraw our request until further notice.

Sincerely,

/s/ Tina Pappas

Tina Pappas
Managing Director